Exhibit 99(a)(12)

Transmittal email accompanying revised Offer to Exchange sent on August 10, 2005 to eligible Magma employees

Dear Magma Employee,

On June 27, 2005, we sent you an “Offer to Exchange” describing in detail the terms and conditions of Magma’s Stock Option Exchange Program. We have revised the Offer to Exchange and the related tender offer statement on Schedule TO filed with the U.S. Securities and Exchange Commission (“SEC”) in order to respond to comments made by the SEC and to make certain other disclosure enhancements and clarifications. The revisions:

(i) Clarify that the Grant Date for the Replacement Options will be changed only if the Expiration Date of the Offer is changed in order to extend the duration of the Offer and will generally be the first business day after the Expiration Date, except in the unlikely event that, due to emergency or other currently unanticipated events, the compensation committee of Magma’s Board of Directors is unable to meet or act by written consent on that day;

(ii) Clarify and provide illustrative examples of vesting schedules of the Replacement Options and procedures for changing and withdrawing previously submitted elections to exchange Eligible Options;

(iii) Explain that Eligible Employees who have properly submitted their Eligible Options for Exchange will be granted their Replacement Options on the Grant Date and will receive notice of such grant and be able to view summary information about their Replacement Options on www.etrade.com by 11:59 p.m. on August 25;

(iv) Add a section to Appendix B of the Offer to Exchange that addresses tax and other consequences of participation in the Offer to Eligible Employees who are residents of Taiwan;

(v) Add additional information to the section of Appendix B addressing tax and other consequences of participation in the Offer to Eligible Employees who are residents of the Netherlands, India, the U.K. and Italy;

(vi) File all forms of Notice of Stock Option Award and Stock Option Agreements that will govern Replacement Options as Exhibits 99(a)(10)(A), 99(a)(10)(B), 99(a)(10)(C) and 99(a)(10)(D) to the amended Schedule TO, in replacement of previous Exhibit 99(a)(10); and

(vii) Make certain other enhancements and clarifications to the Offer to Exchange, all as set forth in the revised Offer to Exchange attached to this email.

You can view and print a copy of the amended Schedule TO (including new Exhibits 99(a)(10)(A) through (D)), of which the Offer to Exchange is a part, by visiting our Investor Relations website at http://investor.magma-da.com/edgar.cfm or the SEC website at www.sec.gov. Please note that the page numbering in the Offer to Exchange attached to this email may differ from that of the Offer to Exchange available as an Exhibit to the amended Schedule TO on those websites.

We are distributing the revised Offer to Exchange in order to improve the quality of the disclosure available to you as you consider your participation in the Stock Option Exchange Program. Please note that if you have already submitted Election Forms or Notices of Withdrawal under the originally distributed Offer to Exchange, you do NOT need to resubmit those forms.

As announced on July 22, Magma has extended the Expiration Date of the Offer from 11:59 P.M. Pacific Daylight Savings Time on Wednesday, July 27 to 11:59 P.M Pacific Daylight Savings Time on Friday, August 19. The Grant Date of the Replacement Options under the Program is now expected to be Monday, August 22 instead of the previously anticipated date of Tuesday, August 2. Please refer to the Offer to Exchange for information about procedures for submitting your Eligible Options for exchange.

Please contact Sue Berry at extension 7780 or Camellia Ngo at extension 7789 if you have any questions regarding the above.

/s/    Susan Berry

Susan Berry